INFORMATION  STATEMENT

                     To the Shareholders of

                        ICON SYSTEMS, INC.

                        December 28, 1998

Recent Developments

     Icon Systems, Inc. (the "Company") is pleased to announce that it has entered into an agreement to acquire 100% of Prospero
Investments Limited, a United Kingdom company ("Prospero").
Prospero is the owner of SR Gent PLC ("SR Gent"), a clothing manufacturer and supplier located in Barnsley, South Yorkshire, England. It is anticipated that the business of SR Gent will become the principal business of the Company following the acquisition.

     In connection with the acquisition, the Company will effect a reverse stock split of its issued and outstanding shares of common stock on a one (1) share for fifty (50) shares basis, effective December 28, 1998. As consideration for the acquisition of Prospero, the Company will issue to the Prospero shareholders 5,100,000 shares (post-split) of authorized but previously unissued common stock. Thus, the shareholders of Prospero will have effective voting control of the Company.

     Prospero, through its subsidiary SR Gent, designs, manufactures and distributes apparel for women and children. SR Gent has been engaged in fashion design and apparel manufacturing for more than fifty years and is a major supplier of ladieswear and childrenswear to Marks & Spencer. SR Gent employs an experienced design team in London that creates ladies formal blouses, ladies tops, sportswear and girlwear. SR Gent also manufactures and markets formal skirts, trousers, boyswear and babywear.

     As a result of the acquisition of Prospero, the Company's current Board of Directors will be resigning and will be replaced by persons associated with Prospero and SR Gent. The new directors will hold office until the Company's next annual meeting, which is expected to be held in May 1999, or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Directors and Executive Officers

     The following persons held the position of director and/or executive officer at the time of the acquisition of SR Gent.

Name                     Position Held            Director Since
Michelle Wheeler    President and Director        September 1996
Jeff Taylor         Vice President and Director   September 1996
Steven D. Moulton   Secretary / Treasurer and
                      Director                    September 1996

     Michelle Wheeler, Director and President. Ms. Wheeler, age 32, is a 1991 graduate of the University of Utah, where she received a B.S. degree in Communications. From July, 1991 through January, 1994, she was a reservation agent for Delta Airlines in Salt Lake City, Utah. Since then, she has been a homemaker and has also served as Secretary/Treasurer and a director of Sierra Holdings Group, Inc. ("Sierra"), a Nevada corporation, since November, 1997,. and February 1996, respectively. The securities of Sierra are registered with the Commission pursuant to Section 12(g) of the 1934 Act, and, like the Company, Sierra may be deemed to be a "blank check" company. Ms. Wheeler has NASD series 6 and 63 licenses.

     Jeff Taylor, Director and Vice President. Mr. Taylor is 33 years of age. He graduated from Hiram Johnson High School in Sacramento, California, in 1983. From 1988 to 1991, he was employed as an auto painter at Fabrication Specialties in Sacramento. In 1991, Mr. Taylor moved his family to Utah. Mr. Taylor has an A.S. degree from Utah Valley State College And is currently enrolled in the College of Nursing at the University of Utah. He plans to pursue a masters degree in Nurse Anesthesia.
Mr. Taylor has also served as vice President and director of Sierra since February 1996.

     Steven D. Moulton, Director and secretary/Treasurer. Mr. Moulton is 36 years of age. He graduated from Olympus High School in Salt Lake City, Utah in 1980. From 1984 to 1990, he served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International corporation, which is currently known as "Beachport Entertainment corporation." Since 1995, he has served as director and executive officer of the Company (director and Secretary/Treasurer) and Wasatch International corporation (director and President). Mr. Moulton resigned from his positions with Wasatch International Corporation in July, 1996. In addition, Mr. Moulton has served as President and director of Sierra since November 1997 and February 1996, respectively. With the exception of Sierra, Sagitta Ventures, Omni International Corporation and Wasatch International Corporation, none of these companies was subject to the reporting requirements of the Securities and Exchange Commission. Mr. Moulton owned and operated a Chem-Dry carpet cleaning franchise from 1991 to 1995.
In addition, Mr. Moulton was the President and a director of the Company from its inception until his resignation on July 31, 1991.

     Prior to the acquisition of Prospero and the effectiveness of the reverse stock split, the Company had outstanding 16,582,689 shares of common stock. If the Company held a meeting of shareholders to elect new directors, 16,582,689 shares (pre-split) would be eligible to vote. A majority of the shares voting at a duly convened meeting would be necessary to elect a director. No election of directors by shareholders will be held to appoint the new directors resulting from the acquisition of Prospero.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

                       (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
                       (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
                       (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
                       (4) was found by a court of competent jurisdiction (in a civil action) , the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compliance with Section 16(a) of the Exchange Act

         On or about February 21, 1997, each of the Company's current directors and executive officers filed with the Securities and Exchange commission an Initial statement of Beneficial Ownership of Securities on Form 3.

         On or about August 5, 1997, Access Properties Group, LLC ("Access"), a Utah limited liability company that may be deemed to be an affiliate of the Company's Secretary/Treasurer, Steven D. Moulton, acquired 750,000 "unregistered" and "restricted" shares of the Company's common stock in a private transaction from Diane Reed. Mr. Moulton and his wife collectively own a 60% interest in Access and both are managing directors of that entity. A Form 4 Statement of Changes in Beneficial ownership of Securities, which discloses this acquisition, was filed with the Securities and Exchange commission concurrently with the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30 1 1998.

         Except for any obligation arising from the acquisition of Prospero, Management is unaware of any additional obligation on the part of any person to file any report under Section 16(a) of the Exchange Act.

Compensation of Directors

         There are no agreements or arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.
There are no arrangements pursuant to which any of the Company's directors was compensated during the last fiscal year for any service provided as director. There are no employment contracts, compensatory arrangements, including payments to be received from the company, with respect to any director or executive officer of the Company which would in any way, result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company. Further, there are no agreements or understandings for any director or executive officer to resign at the request of another person.
No director or executive officer acts on behalf or, or will act at the direction of, any other person.

         With the exception of the sum of $500 per month payable to Mr. Moulton commencing in October, 1996, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended
June 30, 1998, or 1997. Further, no member of the Company's management has been granted any option or stock appreciation right. There are no plans whereby the Company would issue any of its securities to management, promoters, their affiliates or associates in consideration of services rendered or otherwise.

         The following is a summary of compensation paid by the Company to directors and/or executive officers for services during the past three years.

         (1) In October 1996 in consideration for services rendered, the Company issued 1,500,000 shares (restricted) of common stock to each of four persons: Michelle Wheeler, President and Director, Jeff Taylor, Vice President and Director, Steven D. Moulton, Secretary / Treasurer and Directors, and Diane Reed, former Vice President and Director.

         (2) In September 1996, the Company issued 9,000,000 shares (restricted) shares of common stock to Wasatch Consulting Group, a corporation of which Mr. Moulton is the President, a director and a 9% stockholder, in consideration of services rendered and the payment of $10,000.

         (3) In October 1995, 15,000 restricted shares of common stock were issued to Wasatch Consulting Group in consideration of services rendered. At the same time, 6,000,000 shares (restricted) shares were issued to Kevin Boyer, former President and Director, also in consideration of services rendered.

         (4) Commencing in October 1996, the Company has paid Mr. Moulton a salary of $500 per month for management services rendered to the Company. These services include keeping the Company in good standing in the State of Nevada and assisting with the preparation of the Company's Registration Statement on Form 10-SB and the Company's periodic reports under the Securities Exchange Act of 1934, as amended. There is no written agreement between the Company and Mr. Moulton in this regard.

Related Transactions

Each of the current directors and executive officers and certain former director and executive officers has received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered and the sum of $10,000.

Proposed New Directors

         The following persons are expected to replace the Company's current directors and shall comprise the Company's Board of Directors following the acquisition of SR Gent.

         P. Manohar is experienced in global capital markets and since 1989, has been associated with PT. Polysindo Eka Perkasa, as Vice President of Finance from 1989 to 1997, and as a director from 1997 to the present. Previously from 1982 to 1989, Mr. Manohar was a finance executive with Shriram Fibres Ltd. in New Delhi. Mr.
Manohar is a 1974 graduate from the University of Madras and also a 1978 graduate from the Institute of Chartered Accountants of India, New Delhi.

         Chandra Sekar, since 1987 has been associated with PT. Texmaco Jaya as a senior manager and vice president. He is also a director of SR Gent and is Chairman of Euro Trade and Forfaiting, Inc., a publicly held company. Mr. Sekar received a Bachelors Degree and Masters Degree of Industrial and System Engineering from Bandung
Institute of Technology.

         Michael Ganot, since 1994 has been Director of Marketing and Product Development for Texmaco (US) and has also served as a director of SR Gent. From 1984 to 1993, Mr. Ganot was Vice
President of Operations and Production Planning for Liz Clairbone, US. Mr. Ganot holds a B.S. Degree in Textile Engineering from the College of Textiles & Scientists, Philadelphia Pennsylvania.

         K.H. Silva, has been with Texmaco Group since 1978 and has served as General Manager, Vice President, and a director of the PT Multikarsa Investma Holding Company of the Texmaco Group. Mr. Silva is a graduate Chartered Accountant from the Institute of Chartered Accountants.

Principal Shareholders

         The following table sets forth information, to the best knowledge of the Company as of August 24, 1998, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director and all directors and officers as a group. Information presented is prior to the reverse stock split and the issuance of shares pursuant to the acquisition of Prospero.

Name and Address               Amount and Nature of     Percent
of Beneficial Owner            Beneficial Ownership    of Class(1)
Steven D. Moulton *                2,250,000(1)            13.6%
4848 South Highland Drive #353
Salt Lake City, UT 84117

Jeff Taylor *                         1,500,000             9.0%
1879 Sugared Drive
Salt Lake City, UT 84106

Michelle Wheeler *                    1,500,000             9.0%
4817 South Fortuna Way
Salt Lake City, UT 84127

Wasatch Consulting Group           9,015,000(1)            54.4%
4848 South Highland Drive #353
Salt Lake City, UT 84117

All directors and executive           5,250,000            31.6%
officers as a group
(3 persons in group)

*  Director and/or executive officer

        (1) Includes 750,000 shares held by Access Properties Group, LLC, of which Mr. Moulton and his wife collectively own a 60% interest and of which both Mr. and Mrs. Moulton are managing directors. Mr. Moulton may also be deemed to control Wasatch Consulting Group, which owns 54.4% of the Company's issued and outstanding shares of common stock.

Additional Information

    Management expects that the acquisition of Prospero and the operation of SR Gent is in the best interest of the Company and will benefit its shareholders. If you would like additional information including financial information concerning the acquisition of Prospero, the business of SR Gent, you are encouraged to contact Charles Yost at the Company's new principal offices located at 4835 North O'Connor, Suite 134-136, Irving, Texas 75062.